FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 13, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES APPLICATION OF CURRENT NATIONAL ZONING PLAN 36 BEING QUESTIONED

Netanya, Israel – December 13, 2007 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company"), announced that recently, several local planning and building authorities have been questioning the ability of Israeli cellular operators to receive building permits, in reliance on the current National Zoning Plan 36 (aimed at regulating the construction of cell sites throughout Israel) (the “Plan”), for cell sites operating in frequencies not specifically detailed in the frequencies charts attached to the Plan, and in a number of cases, have refused to provide a building permit for new such cell sites. That new approach is based on an argument that the Plan does not apply to such cell sites. According to that argument, building permits for such cell sites should be sought through other procedures (which are longer and cumbersome), such as extraordinary usage request or existing local specific zoning plans.

Since June 2002, following the approval of the Plan, building permits for the Company's cell sites (where required) have been issued in reliance on the Plan. Most of the Company’s cell sites and many cell sites operated by other operators, operate in frequencies not specifically detailed in the Plan.

The Company believes that the Plan applies to all cell sites, whether or not they operate in specific frequencies, consistent with practice since 2002 and intends to defend its position vigorously. However, the Company is unable to assess the chances of success of the above argument.

In addition, as previously disclosed in the Company’s reports, an amendment to the Plan is being prepared. The current proposal draft covers all new cell sites requiring a building permit, independently of the frequencies in which they operate. The Company cannot predict what the final proposed plan will provide

For additional details see our immediate report on Form 6-K from September 23, 2007 under “Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” and under our annual report for 2006 on form 20-F under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction”.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	December 13, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel

3